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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)*

Puroflow Incorporated (Name of Issuer)
Common Stock, par value $0.15 (Title of Class of Securities)
746375104 (CUSIP Number)

Richard A. Krantz
Robinson & Cole LLP
Financial Centre
695 East Main Street
Stamford, Connecticut 06901
(203) 462-7505
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2003 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(1) Names of reporting persons IRS Identification Nos. of above persons (entities only). Rainer H. Bosselmann
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) PF, OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization Canada
Number of shares beneficially owned by each reporting person with:	(7) Sole Voting Power 298,710(1)
(8) Shared Voting Power 143,300(2)
(9) Sole Dispositive Power 298,710(1)
(10) Shared Dispositive Power 143,300(2)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 442,010(3)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13) Percent of Class Represented by Amount in Row (11) 22.3%
(14) Type of Reporting Person (See Instructions) IN

(1) Includes 60,000 shares of Common Stock underlying the Warrants.

(3) Includes 120,000 shares of Common Stock underlying the Warrants.

(3) Includes 180,000 shares of Common Stock underlying the Warrants.

(1) Names of reporting persons IRS Identification Nos. of above persons (entities only). H. Haywood Miller III
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) PF, OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with:	(7) Sole Voting Power 71,100(1)
(8) Shared Voting Power 370,910(2)
(9) Sole Dispositive Power 71,100(1)
(10) Shared Dispositive Power 370,910(2)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 442,010(3)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13) Percent of Class Represented by Amount in Row (11) 22.3%
(14) Type of Reporting Person (See Instructions) IN

(1) Includes 60,000 shares of Common Stock underlying the Warrants.

(3) Includes 120,000 shares of Common Stock underlying the Warrants.

(3) Includes 180,000 shares of Common Stock underlying the Warrants.

(1) Names of reporting persons IRS Identification Nos. of above persons (entities only). Arthur F. Trudel
(2) Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3) SEC use only
(4) Source of funds (see instructions) PF, OO
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6) Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with:	(7) Sole Voting Power 70,000(1)
(8) Shared Voting Power 372,010(2)
(9) Sole Dispositive Power 70,000(1)
(10) Shared Dispositive Power 372,010(2)
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 442,010(3)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13) Percent of Class Represented by Amount in Row (11) 22.3%
(14) Type of Reporting Person (See Instructions) OO

(1) Includes 60,000 shares of Common Stock underlying the Warrants.

(3) Includes 120,000 shares of Common Stock underlying the Warrants.

(3) Includes 180,000 shares of Common Stock underlying the Warrants.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D (this Schedule 13D") is filed on behalf of Rainer H. Bosselmann ("Bosselmann"), H. Haywood Miller III ("Miller"), and Arthur F. Trudel ("Trudel" and, collectively with Bosselmann and Miller, the "Reporting Persons") relates to (i) the common stock (the Common Stock), par value $.15, of Puroflow Incorporated, a Delaware corporation, and (ii) warrants to purchase shares of Common Stock, exercisable until December 31, 2012, at $7.75 per share (the "Warrants").

1. Name of Issuer: Puroflow Incorporated (the "Issuer")

2. Address of Issuer's
Principal Executive Offices: 10616 Lanark Street, Sun Valley, CA 91352

ITEM 2. IDENTITY AND BACKGROUND

1. (a) Rainer H. Bosselmann

    (b) 16715 Thurston Road, Dickerson, MD 20842

    (c) Chairman and CEO of Issuer at One Church Street, Suite 302, Rockville, MD 20850

    (d)  See below

     (e)  See below

      (f)  Canadian

2. (a) H. Haywood Miller III

    (b) 5238 Duvall Drive, Bethesda, Maryland 20816

    (c) Executive Vice President of Issuer at One Church Street, Suite 302, Rockville, MD 20850

    (d) See below

    (e) See below

    (f) U.S.

3. (a) Arthur F. Trudel

    (b) 8704 Harness Trail, Potomac, MD 20854

    (c) Senior Vice President and CFO of Issuer at One Church Street, Suite 302, Rockville, MD 20850

    (d) See below

    (e) See below

    (f) U.S.

In the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 29, 2003, Issuer accepted (i) Bosselmann's subscription to purchase 238,710 shares of Common Stock, (ii) Miller's subscription to purchase 10,000 shares of Common Stock, and Trudel's subscription to purchase 10,000 shares of Common Stock; each at a price of $7.75 per share. Bosselmann subsequently gifted 23,850 of his shares to his wife. Bosselmann, Miller, and Trudel had each previously agreed individually to acquire 60,000 Warrants for an aggregate total of 180,000 Warrants in exchange for services in connection with the private offering of 1,303,974 shares of Common Stock (the "Offering") in connection with which Bosselmann, Miller, and Trudel purchased the aforementioned shares, with their right to acquire the warrants vesting on April 29, 2003. In addition, Miller had previously acquired 3,300 shares of Common Stock in open market transactions of which 2,000 are held jointly with his wife and 300 of which are held in custodial accounts for his minor children.

ITEM 4. PURPOSE OF TRANSACTION

The Securities have been acquired for the purpose of making an investment in the Issuer. In connection with the successful completion of the Offering, Bosselmann was given the right to appoint three directors to the Board of Directors of Issuer (the "Board") . On May 1, 2003, Bosselmann's nominees, DeSoto Jordan, Daniel A. Levinson, and James Quinn, were appointed to the Board. Bosselmann also participates directly in the management of the Issuer by virtue of his appointment to fill a vacancy on the Board effective as of January 2, 2003. Miller and Trudel participate directly in the management of Issuer's business through their positions as Executive Vice President, and Senior Vice President and Chief Financial Officer of the Issuer respectively, to which they were appointed on May 1, 2003.

The Reporting Persons intend to review the investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as they may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's Securities or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately-negotiated transactions. Similarly, depending on market conditions and other factors, the Reporting Persons may determine to dispose of some or all of the Securities currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth above, the Reporting Persons have not formulated any plans or proposals that relate to or would result in:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

             (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

              (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

              (d) Any change in the present Board of Directors of management of the Issuer, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;

               (e) Any material change in the present capitalization or dividend policy of the Issuer;

               (f) Any other material change in the Issuer's business or corporate structure;

               (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

               (h) Causing a class of the securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be traded in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

               (j) Any action similar to any of those listed above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                (a) and (b) As a result of certain relationships, each of the Reporting Persons may be deemed to directly and/or indirectly beneficially own up to 442,010 shares of Common Stock, representing in the aggregate approximately 20.3% of the outstanding shares of Common Stock, based on the number of shares of Common Stock reported to be outstanding as of March 12, 2003, in the Issuer's Annual Report on Form 10-KSB for the fiscal year ended January 31, 2003, as filed with the Securities and Exchange Commission (the "SEC") on March 31, 2003, together with (i) the number of shares of Common Stock issued in the Offering pursuant to which Bosselmann, Miller and Trudel, along with other purchasers, acquired their shares and (ii) the number of shares underlying the Warrants (such number of outstanding shares, the "Current Number"). Each Reporting Person expressly disclaims beneficial ownership of any Securities beneficially owned by any other Reporting Person.

               Due to their relationship with one another, the Reporting Persons may be deemed to constitute a "group" under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to their beneficial ownership of the shares of Common Stock and Warrants. The Reporting Persons, however, expressly disclaim such status and declare that the filing of this Schedule 13D is not and should not be deemed an admission that any Reporting Person, for purposes of Section 13(d) of the Act or otherwise, is the beneficial owner of the shares of Common Stock or Warrants held by any other Reporting Person.

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power		Number of Shares With Shared Voting and Dispositive Power		Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
	Common Stock	Underlying Warrants(1)	Common Stock	Underlying Warrants(1)
Rainer H. Bosselmann	238,710	60,000	47,150	120,000	442,010	22.3%
H. Haywood Miller III	13,300	60,000	248,710	120,000	442,010	22.3%
Arthur F. Trudel	10,000	60,000	252,010	120,000	442,010	22.3%

(1) Warrants are exercisable until December 31, 2012.

(c) Miller acquired 3,300 shares of Common Stock for his account in open market transactions. Miller subsequently transferred 2,000 of such shares to an account held jointly by himself and his wife and transferred 100 shares to each of his three minor children.

                     (d) No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

                     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer.

ITEM 7. MATERIAL FILED AS EXHIBITS

  Joint Filing Agreement, dated May 9, 2003 (filed herewith).
  Power of Attorney, dated May 9, 2003 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

Dated as of May 9, 2003

/s/Rainer H. Bosselmann

Rainer H. Bosselmann

/s/H. Haywood Miller III

H. Haywood Miller III

/s/Arthur F. Trudel

Arthur F. Trudel